SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1     Translation of letter to the Buenos Aires Stock Exchange dated April 11, 2023.

Buenos Aires, April 11, 2023

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Filing of Annual Report on Form 20-F.

Dear Sirs,

YPF S.A. informs that it has filed its Annual Report on Form 20-F for the fiscal year 2022 in order to comply with the United States Securities and Exchange Commission (“SEC”) regulations.

The document is posted on the following SEC’s website: https://www.sec.gov/Archives/edgar/data/904851/000119312523097822/d357382d20f.htm , and in YPF S.A’s website. www.ypf.com.

In addition, it is hereby noted that shareholders may receive a hard copy of YPF’s complete financial statements free of charge by requesting a copy from the contact below.

Investor Relations

Macacha Güemes 515 (C1106BKK)

City of Buenos Aires

Argentina

inversoresypf@ypf.com

Yours faithfully,

Pablo Calderone
Market Relations Officer
YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 11, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer